May 26, 2005

Thomas A. Jones, Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:          IsoRay, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed May 12, 2006
File No. 333-129646

Dear Mr. Jones:

This letter has been prepared in response to your request for IsoRay, Inc. (“IsoRay” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your May 24, 2006 letter to me (the “Comment Letter”) concerning the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”).

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”), which Amended Registration Statement incorporates, as appropriate, the responses of the Company contained herein.

General

COMMENT 1:
Please update the disclosure to the extent practical, such as the last sentence on page 14 about the number of customers who have ordered the Cs seed, the disclosure in the last sentence of the first full paragraph on page 17 and the disclosure on page 36 concerning the customers for the nine months ended March 31, 2006. Also, update the financial statements as necessary to comply with Item 310(g) of Regulation S-B.

RESPONSE:	The Amended Registration Statement includes updates throughout its pages in response to this comment.

Results of Operations, page 14

COMMENT 2:	Please expand page 16 to disclose why general and administrative expenses increased.

RESPONSE:	This disclosure, on page 16, has been expanded.

Liquidity and Capital Resources, page 16

COMMENT 3:	Please refer to prior comment 2. Please file the agreement with Columbia River Bank. Also, discuss the status of your relationship with HAEIFC.

RESPONSE:	We have filed the line of credit with Columbia River Bank as Exhibit 10.29. In addition, we have disclosed the receipt of a commitment letter from HAEIFC on page 17.

Thomas Jones, Senior Counsel
Division of Corporate Finance

Cs-131 Manufacturing Process, page 30

COMMENT 4:
Please refer to prior comment 3. Please clarify whether you are obligated to purchase $30 million over the term of the agreement. Also, quantify how much of the $300,000 has been delivered in the first year. In addition, expand the disclosure to refer to the May 25, 2006 timeframe.

RESPONSE:
IsoRay is not obligated to purchase $30 million of isotope over the term of the agreement with the Institute of Nuclear Materials in Russia. The agreement merely states that the expected value of the agreement over its term is $30 million, not that the parties are obligated to purchase and sell that amount of isotope. The amount paid through March 31, 2006 for deliveries from the Institute of Nuclear Materials is now disclosed on page 30.

Selling Shareholders, page 50

COMMENT 5:	Please refer to prior comment 10. Please revise footnote 10 to identify which selling shareholders are affiliates of broker-dealers.

RESPONSE:	A new footnote (number 11) has been added to distinguish affiliates of broker-dealers.

Description of Securities, page 63

COMMENT 6:	Please refer to prior comment 11. Please expand this section to discuss the units disclosed on page 12. Also, expand the first full paragraph on page 65 to quantify the number of warrants.

RESPONSE:
The units disclosed on prior page 12 consisted of shares of common stock and warrants to purchase common stock (at a $6.00 exercise price). Both of these securities have previously been disclosed in the Description of Securities section. The disclosure on pages 63-64 has been expanded to quantify the number of warrants.

COMMENT 7:
Please refer to prior comment 13. Please tell us whether the number of holders, the identity of holders of common stock and the percentage ownership of such holders were the same before and after the reverse split. Also, tell us whether shareholder approval was required for the issuance of shares to acquire IsoRay. See Item 11 and Item 14(a)(2) of Schedule 14A.

RESPONSE:
The number of holders of ccommon stock prior to the reverse stock split was 572 and after the stock split was 541. Their identity stayed the same except for the 31 holders who were paid in cash and no longer owned any shares because they owned less than 30 shares at the time of the split. Other than the 31 holders who no longer owned shares, the percentage interest of the remaining shareholders remained the same as the increase in ownership change of 0.0006% or 6/10,000th of one percent (from the 31 holders who only received cash) was not statistically significant.

There was no shareholder approval required for the issuance of shares to acquire IsoRay because under Minnesota law, no approval was required. As Minnesota law did not require approval, Regulation 14A is not applicable as it only applies in cases in which shareholder approval - either through proxy solicitation via a meeting or with a consent - is required under state law or the rules of a securities exchange.

Thomas Jones, Senior Counsel
Division of Corporate Finance

Should you have any questions concerning this Response Letter, please contact me at (509)375-1202.

Very truly yours, /s/ Roger E. Girard Roger E. Girard Chief Executive Officer

cc:	Stephen Boatwright, Esq., Keller Rohrback, PLC Mike DeCoria, CPA, DeCoria, Maichel & Teague, PS Scott Hatfield, CPA, S.W. Hatfield, CPA